Adele P. Maloney Thomas To Call Writer Directly: (212) 446-5903 adele.maloneythomas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 11, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Christina Chalk

Re:	GrafTech International Ltd.
PREN14A (Amendment No. 1) filed April 1, 2014
DFAN14A filed April 1, 2014
Filed by Nathan Milikowsky et al.
File No. 001-13888

Dear Ms. Chalk,

On behalf of our client Nathan Milikowsky (“Mr. Milikowsky”) and Daniel Milikowsky, NM GTI Investments LLC, Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., The Rebecca and Nathan Milikowsky Family Foundation, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. (collectively with Mr. Milikowsky, the “Filing Persons”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2014 with respect to (i) the preliminary proxy statement filed on Schedule 14A (File No. 001-13888) that was filed with the Commission on February 25, 2014 (the “Proxy Statement”), as amended by Amendment No. 1 to the Proxy Statement that was filed with the Commission on April 1, 2014 (“Proxy Statement Amendment 1”) and (ii) the soliciting material under §240.14a-12 filed on Schedule 14A (File No. 001-13888) that was filed with the Commission on March 11, 2014 (the “Presentation”), as amended by Amendment No. 1 to the Presentation that was filed with the Commission on April 1, 2014 (“Presentation Amendment 1”). Capitalized terms used in this letter that are not otherwise defined herein have the meanings set forth in the Proxy Statement.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.

Beijing     Chicago     Hong Kong     London     Los Angeles     Munich     Palo Alto     San Francisco      Shanghai     Washington, D.C.

Christina Chalk April 11, 2014 Page 2

For your convenience, we have also set forth the Filing Persons’ response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about any of the Filing Persons are based on information provided by such Filing Person, as applicable.

In addition, the Filing Persons are hereby filing Amendment No. 2 (the “Proxy Statement Amendment 2”) to the Proxy Statement. The Proxy Statement Amendment 2 has been revised to reflect the Filing Persons’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Proxy Statement Amendment 2, except as otherwise noted. We have enclosed a courtesy package, which includes a copy of the Proxy Statement Amendment 2, which have been marked to show changes from Proxy Statement Amendment 1.

PRRN14A filed April 1, 2014

Background of the Solicitation, page 18

1.	Refer to comment 8 in our prior letter and the revised disclosure on page 18 of the proxy statement. We believe it is important to identify the specific individual(s) who hold $127 million in promissory notes of the Company, in particular because of your by-law amendment proposal to repeal certain bylaw provisions “inconsistent with or disadvantageous to” Mr. Nathan Milikowsky. Since Save GrafTech does not appear to be a legal entity, please revise the disclosure to avoid stating that Save GrafTech holds this debt. Instead, identify the individual or individuals other than Mr. Jardini who do. Please make corresponding changes in any additional soliciting materials.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on page 18.

2.	Refer to comment 13 in our prior letter. Revise the proxy statement to describe in reasonable detail your Nominee’s plans to make changes at GrafTech if elected to the Board. For example, we note that the presentation materials dated April 1, 2014 contain specific examples of corporate governance and other changes you intend to make. These should be summarized in the proxy statement.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on page 22 to provide greater detail on the Nominee’s plans to make changes at GrafTech if elected to the Board.

Christina Chalk April 11, 2014 Page 3

Proposal No. 5: Save GrafTech’s Proposal to Adopt a Resolution to Repeal Certain Provisions of or Amendments to the Bylaws, page 25

3.	We reissue comments 15 and 16 in our prior letter. You have not adequately clarified what bylaw provisions or amendments would be considered “inconsistent with or disadvantageous to” Mr. Milikowsky or the election of the Nominees. As requested, providing examples might be helpful in this regard.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure to provide greater clarity as to what bylaw provisions or amendments would be considered “inconsistent with or disadvantageous to” Mr. Milikowsky or the election of the Nominees, including examples of bylaw provisions or amendments that, if introduced, could be so considered.

4.	Refer to comment 17 in our prior letter and the revised disclosure on page 25 of the proxy statement. You indicate that you are only seeking a “one-time” repeal of any new or amended bylaws that go into effect or are proposed between and including September 30, 2012 and the date of the 2014 Annual Meeting. However, the literal language of the bylaw amendment proposal appears to be much broader. Please revise or advise.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure to make the description clearer that the proposed resolution would only affect provisions of, or amendments to, the Bylaws that are in effect “as of the date of effectiveness of the resolutions,” which is the date of the 2014 Annual Meeting, and that were not included in the bylaws as filed on September 30, 2012. Accordingly, the proposed resolution only affects provisions or amendments made between September 30, 2012 and the date of the 2014 Annual Meeting.

DFAN14A filed April 1, 2014 – Exhibit 1: Presentation Materials dated April 1, 2014

5.	Predictions as to specific future market values contravene Rule 14a-9’s prohibition against false and misleading statements in soliciting materials. See Note a to Rule 14a-9. The presentation materials contain multiple and specific predictions as to share price increases in violation of Rule 14a-9. See for example, Slide 15, 43 and 45. Please revise and advise what measures you will undertake to disseminate corrective disclosure.

Response: As discussed with the Staff, we have not updated the disclosure.

Christina Chalk April 11, 2014 Page 4

6.	Refer to our last comment above. All beliefs and assertions in proxy materials must be supported by a reasonable factual basis. Please provide support for the predictions and assertions in the presentation. For example, provide a reasonable basis for your estimated increase in EBITDA of $112 million and your prediction of a $60 million improvement in market share (see Slide 15). Generally describe the underlying assumptions and limitations on these figures. In addition, describe what methods you will undertake to disseminate corrective disclosure.

Response: As discussed with the Staff, we have not updated the disclosure.

*   *   *   *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Stephen Fraidin at (212) 446-4840, David Feirstein at (212) 446-4861 or Adele Maloney Thomas (212) 446-5903, each of Kirkland & Ellis LLP.

Sincerely,

/s/ Adele P. Maloney Thomas
Adele P. Maloney Thomas, Esq.

CC:	Stephen Fraidin

David Feirstein